Exhibit 3.1

AMENDMENT

TO THE

BYLAWS

OF

NI HOLDINGS, INC.

The following Amendment to the Bylaws of NI Holdings, Inc. was approved and adopted at the regular meeting of the Board of Directors, at which a quorum was present, held on February 25, 2020:

Section 1.5 of the Bylaws (the “Bylaws”) of NI Holdings, Inc. is amended and restated in its entirety to read as follows:

Election. Except as otherwise provided in the Articles of Incorporation or these Bylaws, directors of the Corporation shall be elected by the shareholders. In elections for directors, voting need not be by ballot unless required by vote of the shareholders before the voting for election of directors begins. At each election of directors, unless otherwise provided in the Articles of Incorporation or the North Dakota Revised Business Corporation Act, every shareholder entitled to vote at the election has the right to cast, in person or by proxy, all of the votes to which the shareholder’s shares are entitled for as many persons as there are directors to be elected and for whose election the shareholder has the right to vote. Directors are to be elected by a plurality of the votes cast by the shares entitled to vote in the election, at a meeting of shareholders at which a quorum is present. However, any nominee for director in an uncontested election who receives a greater number of votes “withheld” from or “against,” as applicable, his or her election than votes “for” his or her election (a “Majority Withheld Vote”) shall immediately offer to tender his or her resignation following certification of such shareholder vote. For the avoidance of doubt, “broker non-votes” and “abstentions” will not be counted as votes either “withheld,” “against” or “for” a director nominee’s election. The Nominating and Corporate Governance Committee shall promptly consider the director’s resignation offer and make a recommendation to the Board of Directors on whether to accept or reject the offer taking into account such factors as the Nominating and Corporate Governance Committee may in its discretion determine appropriate; provided, however, that no director serving on the Nominating and Corporate Governance Committee who received a Majority Withheld Vote at the same election shall participate in such deliberations with the Nominating and Corporate Governance Committee. If a majority of the directors serving on the Nominating and Corporate Governance Committee received a Majority Withheld Vote at the same election, then the independent directors who did not receive a Majority Withheld Vote shall comprise a committee to consider, in the same manner and with the same discretion granted to the Nominating and Corporate Governance Committee as set forth above, any resignation offers and recommend to the Board of Directors whether to accept or reject them. The Board of Directors shall act on the recommendation of the Nominating and Corporate Governance Committee (or substitute committee of independent directors if applicable) and publicly disclose its decision within 90 days following certification of the shareholder vote. The Board of Directors may take into account such factors as the Board of Directors may in its discretion deem appropriate in deciding whether to accept a director’s resignation. For the purposes of this paragraph, an “uncontested election” shall mean that, on the record date for the meeting at which directors are to be elected, the number of nominees does not exceed the number of directors to be elected. Shareholders do not have a right to cumulate their votes for the election of directors.

SIGNED AND CERTIFIED this 25th day of February, 2020.

/s/ Michael J. Alexander
Michael J. Alexander
President and Chief Executive Officer